UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-26309

NOTIFICATION OF LATE FILING

[X] Form 10-K	[ ] Form 11-K	[ ] Form 20-F	[ ] Form 10-Q	[ ] Form N-SAR

For Period Ended December 31, 2016

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

(Full Name of Registrant)

Not Applicable

Former Name if Applicable

215 Morris Avenue

Address of Principal Executive Office (Street and Number)

Spring Lake, New Jersey 07762

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Management of Integrated Environmental Technologies, Ltd. (the “Company”) was unable to obtain the financial resources necessary to perform an audit of the Company’s financial statements for the year ended December 31, 2016 to be included in the annual report on Form 10-K. As a result, the Company is unable to file its annual report on Form 10-K within the prescribed time period. The Company continues to seek additional funding. If the Company secures such funding in the near term, the aforementioned audit will be completed and the Company will file the annual report on Form 10-K for the year ended December 31, 2016 within the time period described above.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas S. Gifford	(732)	820-1415
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INTEGRATED ENVIRONMETAL TECHNOLOGIES, LTD.

(Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2017	By:	/s/ Thomas S. Gifford
Thomas S. Gifford
Executive Vice President, Chief Financial Officer and Secretary Chief Financial Officer and Secretar